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SEQUA 401 (K) PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBIT FILED AS

REQUIRED BY ITEM 4 OF FORM 11-K

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Page (s)
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REPORT OF INDEPENDENT ACCOUNTANTS	1

FINANCIAL STATEMENTS:	2-3

NOTES TO FINANCIAL STATEMENTS	4-8

SUPPLEMENTAL SCHEDULE	9

EXHIBIT 23 - Consent of Independent Accountants

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

ANNUAL REPORT

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Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

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For the Fiscal Year Ended December 31, 2000 Commission file number 1-804

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Full Title of the Plan:

SEQUA 401 (K) Plan
(formerly known as the Chromalloy Incentive Savings Plan for Salaried
Employees/Sequa Thrift Plan)

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Name of issuer of the securities held pursuant to the plan
And the address of its principal executive office:

SEQUA CORPORATION

200 Park Avenue
New York, New York 10166

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SEQUA 401(k) PLAN

PLAN EIN: 13-1885030
PLAN NUMBER: 083

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

INDEX

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000	3

NOTES TO FINANCIAL STATEMENTS	4-8

SUPPLEMENTAL SCHEDULE
I - Schedule of Assets Held for Investment Purposes as of December 31, 2000 NOTE: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.	9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Sequa Corporation:

We have audited the accompanying statements of net assets available for benefits of the Sequa 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
May 31, 2001

SEQUA 401(k) PLAN

PLAN EIN: 13-1885030
PLAN NUMBER: 083

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

ASSETS	2000	1999

INVESTMENTS (Note 4)	$142,239,979	$142,487,458

RECEIVABLES:
Employee Contributions	495,627	86,416
Employer Contributions	187,256	33,035
Total receivables	682,883	119,451

NET ASSETS AVAILABLE FOR BENEFITS	$142,922,862	$142,606,909

The accompanying notes to financial statements are an integral part of these statements.

SEQUA 401(k) PLAN

PLAN EIN: 13-1885030

PLAN NUMBER: 083

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest	$4,984,721
Interest from participant loans	407,798
Net depreciation in fair value	(12,062,308)
Net investment loss	(6,669,789)

Contributions:
Employee	13,102,106
Employer	4,580,698
Total contributions	17,682,804

BENEFITS PAID TO PARTICIPANTS	(10,706,463)

OTHER	9,401
Net increase	315,953

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	142,606,909
End of year	$142,922,862

The accompanying notes to financial statements are an integral part of this statement.

SEQUA 401(k) PLAN

PLAN EIN:                13-1885030
PLAN NUMBER:         083

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

1.  DESCRIPTION OF THE PLAN

The Sequa 401(k) Plan (the "Plan"), formerly the Chromalloy Incentive Plan for Salaried Employees/Sequa Thrift Plan, is a defined contribution plan in which contributions are made by employees and partially matched by Sequa Corporation (the "Company"). The following plan description is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

All non-collectively bargained employees of the Company and its participating affiliates become eligible to participate after attaining age 21 and performing three (3) months of service (prior to April 1, 1999, one year of service). Each participant may elect to reduce their eligible compensation by any whole percentage amount between 1% and 20% and have this amount deposited as pre-tax contributions into the investment funds selected by the participant. Investment options consist of a money market fund, a common collective trust fund, and six equity funds (one of which is a Company stock fund). The Company matches 50% of participants' contributions up to 6% of the participants' eligible compensation. The Company's contributions are invested in the same manner as the participants' contributions. From time to time the pretax contributions of certain employees, designated as highly compensated employees under Internal Revenue Code rules, may be limited so that the Plan may satisfy various nondiscrimination tests required under applicable Federal regulations. For any participant, the annual addition to the Plan (participant plus employer contribution) may not exceed the lesser of 25% of the participant's compensation or $30,000. Also, in accordance with IRS guidelines, participants may not make contributions exceeding $10,500 during 2000 and $10,000 during 1999.

A participant's interest in their pretax contribution account is fully vested at all times. Participants commence vesting in the Company contribution account upon completion of their twelfth month of employment at the rate of 20% per year, and are fully vested upon completion of their fifth year of employment. Any nonvested portion of participant account balances forfeited by employees is applied against future employer contributions. As of December 31, 2000, there were $112,063 in forfeited amounts to be applied against future employer contributions. Certain events, such as death, disability, or retirement results in immediate full vesting if such event occurs while the participant is employed by the Company or a member of its Affiliated Group (as defined in the Plan). Termination of the Plan may also result in immediate full vesting.

Participant loans are permitted in accordance with the loan provisions in the Plan document. A participant may borrow against their vested account balance provided they have been a participant for at least one year and has a vested account balance of $2,000 or more. The maximum loan allowed is limited to the lesser of 50% of the participants vested account balance or $50,000. The interest rate charged on participant loans is prime plus 1%. Loans are repaid through payroll deductions. Upon termination of employment the participant may either repay any outstanding balance in full or incur a tax liability on the unpaid balance.

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, provided that such action results in the distribution of Plan assets and income thereon (after payment of Plan expenses) exclusively to active and retired participants.

SEQUA 401(k) PLAN

PLAN EIN:                13-1885030
PLAN NUMBER:         083

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

2.  PLAN CHANGES

The following changes in plan provisions took place during 2000 and 2001:

-   Effective as of January 1, 2000, the Plan document was restated and the following changes took effect as of the dates indicated: the Plan name changed to the Sequa 401(k) Plan (effective April 27, 2000), the maximum participant contribution percentage increased to 20% (effective June 1, 2000), the two month suspension period for participants who voluntarily suspend contributing was eliminated (effective January 1, 2000), and terminated participants with $5,000 or less in their account will be automatically paid out (effective June 1, 2000).

-   Effective as of January 1, 2000, the maximum repayment term for Participant loans is either the earlier of separation from service or 15 years for loans used to purchase a primary residence and 5 years for all other loans.

-   Effective as of May 1, 2000, the Plan was amended to include Formatec Tooling Systems, Inc. ("Formatec") as a participating employer in the Plan. All employees of Formatec as of April 18, 2000 became eligible to participate in the Plan. Furthermore, the prior service of employees of Formatec who were in active employment as of April 18, 2000 was recognized for vesting purposes.

-   Effective as of January 1, 2001, two new equity funds (the Vanguard Growth Equity Fund and the Morgan Stanley Dean Witter Technology Fund) were added as investment options for participants.

-   Effective as of January 1, 2001, the Plan was amended to include Turbine Airfoils Coating and Repair, LLC ("TACR") as a participating employer. Employees who as of December 31, 2000 terminated employment with Chromalloy Turbine Technologies, Inc. ("CTT") or Heavy Industrial Turbines, LTD ("HIT"), each of CTT and HIT being a participating employer, and commenced employment with TACR effective January 1, 2001 shall have their prior period of service with CTT or HIT count for vesting purposes.

3.  PLAN ADMINISTRATION

The Company is the plan administrator and has appointed an employee benefit plan administrative committee to carry out certain of the plan administrator's responsibilities. The Vanguard Group ("Vanguard") is the trustee, investment manager and record keeper for the Plan. It is intended that participants direct the investment of their accounts in accordance with Section 404(c) of the Employee Retirement Income Security Act ("ERISA").

Plan assets invested in the Company's Class A Common Stock are held by Vanguard in a unitized fund. Certain expenses of administering the Plan are paid by the Company and others are paid by the Plan.

SEQUA 401(k) PLAN

PLAN EIN:                13-1885030
PLAN NUMBER:         083

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

4.  ACCOUNTING POLICIES

The accounting records of the Plan are maintained by Vanguard on an accrual basis. The investments reflected in the accompanying financial statements have been reported at current market value with the exception of the common collective trust fund, which is valued at net asset value plus interest, which approximates market value. Investment transactions are recorded on a trade date basis except where trading impact occurs in the Company Stock Fund, in which case an alternate date is assigned to the transaction by the Trustee in accordance with the Trustee's internal procedures.

The Plan reports realized and unrealized gains and losses on plan assets in compliance with the reporting requirements under the Department of Labor's rules. Realized and unrealized gains and losses on plan assets are based on the value of the plan assets at the beginning of the plan year or at the time of purchase if purchased during the year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

5.  COMMON COLLECTIVE TRUST FUND

The Vanguard Retirement Savings Trust is an investment option available to participants through Vanguard. This fund is a tax exempt collective trust which invests in guaranteed investment contracts issued by insurance companies and major banks and seeks to offer a stable unit value and an attractive current interest rate. The investment is valued at net asset value plus interest, which approximates market value.

6.  FEDERAL INCOME TAXES

A favorable determination letter was received from the IRS dated January 17, 1996, indicating that the form of the Plan document is in compliance with the IRS requirements for tax qualifications and that the trust which is part of the Plan continues to be tax exempt. The Plan has been amended since receiving the determination letter. The Plan's administrator believes that the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is tax exempt as of December 31, 2000. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

SEQUA 401(k) PLAN

PLAN EIN:                13-1885030
PLAN NUMBER:         083

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

7.  OTHER INFORMATION

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the Plan's trustee and, therefore, transactions with these funds qualify as party-in-interest.

The Plan engaged in no non exempt transactions with known parties-in-interest and has no lease commitments or leases in default, and no loans or fixed income obligations in default, as defined by ERISA Section 2520.103(b)(3)(E), as of December 31, 2000 and 1999.

The funds may participate in various derivative-based transactions. The amounts of these transactions would be minimal when compared to the total fund balances. To date no such transactions have been entered into.

8.  AMOUNTS PAYABLE TO PARTICIPANTS INCLUDED
    IN NET ASSETS AVAILABLE FOR BENEFITS

Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, totaled $180,835 as of December 31, 2000 and $186,946 as of December 31, 1999, and are included in the statements of net assets available for benefits. In accordance with accounting principles generally accepted in the United States, these amounts have not been deducted from net assets available for benefits as of the applicable year-ends for financial statement purposes. In accordance with the Department of Labor's reporting requirements, these amounts have been deducted from net assets available for benefits on the Plan's 2000 and 1999 Form 5500s. (See Note 10).

9.  INVESTMENTS

The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2000 and 1999 are as follows:

	2000	1999

Vanguard Total Stock Market Index Fund	$40,940,785	$45,766,511
Vanguard Retirement Savings Trust	38,660,405	39,813,222
Vanguard 500 Index Fund	23,957,513	22,491,762
Vanguard LifeStrategy Moderate Growth Fund	12,623,046	11,833,451

During 2000, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $12,062,308. This consisted of a loss of $9,981,360 by the mutual funds and a loss of $2,080,948 by the company stock fund.

SEQUA 401(k) PLAN

PLAN EIN:                13-1885030
PLAN NUMBER:         083

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

10.  RECONCILIATION TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
Year Ended December 31, 2000

Benefits paid to participants per the financial statements	$10,706,463
Add: Amounts currently payable at December 31, 2000	180,835
Less: Amounts payable at December 31, 1999	186,946
Benefits paid to participants per the Form 5500	$10,700,352

Amounts currently payable to participants for benefit claims that have been processed and approved for payment prior to December 31, 2000, but not yet paid as of that date, are recorded on Form 5500 as a liability.

Sequa 401(k) Plan SCHEDULE I

IRS FORM 5500 - Schedule H, Line 4(i)

EMPLOYER IDENTIFICATION NUMBER 13-1885030
PLAN NUMBER: 083

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000

Identity of Issue	Description of Investment	Current Value

*Vanguard	Vanguard 500 Index Fund	$23,957,513
*Vanguard	Vanguard Federal Money Market Fund	6,961,928
*Vanguard	Vanguard LifeStrategy Moderate Growth Fund	12,623,046
*Vanguard	Vanguard Small-Cap Index Fund	5,971,387
*Vanguard	Vanguard Total International Stock Index Fund	1,917,635
*Vanguard	Vanguard Total Stock Market Index Fund	40,940,785
*Vanguard	Vanguard Retirement Savings Trust	38,660,405
*Vanguard	Sequa Corporation Common Stock Fund	6,165,718
*Vanguard	Participant Loans bearing interest rates ranging from 7% to 11%	5,041,562

* Party-in-interest

SIGNATURE

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee of the Sequa 401 (k) Plan (formerly the Chromalloy Incentive Savings Plan for Salaried Employees/Sequa Thrift Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEQUA 401 (K) Plan

By /s/ Howard Leitner
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Howard Leitner, Chairman
Employee Benefit Plans
Administrative
Committee of Sequa Corporation

Date: June 28, 2001

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